

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 22, 2016

Via E-mail
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

>   **Re: Ingevity Corporation**
>   **Amended Registration Statement on Form 10-12B**
>   **Filed April 22, 2016**
>   **File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed the above-captioned filing and have the following comment.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page 43

1. Please enhance your disclosures in footnotes (E) and (F) of the pro forma combined statement of operations to clearly show how you compute basic and diluted pro forma earnings per share. In this regard, we note your disclosure that you estimate approximately 42 million shares of Ingevity common stock will be issued and outstanding immediately after the distribution. However, we note the estimated numbers of shares you use to compute basic and diluted pro forma earnings per share are based on WestRock's weighted-average shares outstanding during the year ended December 31, 2015. We further note the merger between Rock-Tenn Company and MeadWestvaco Corporation on July 1, 2015 significantly impacted WestRock's outstanding shares. Given that the pro forma combined statement of operations is required to reflect the distribution as if it occurred on January 1, 2015, it appears to us that it would be more appropriate to compute basic and diluted pro forma earnings per share based on the number of shares of Ingevity common stock that will be issued and outstanding immediately after the distribution. Please revise or clarify why you believe your current presentation is appropriate.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Gregory Ostling, Esq.
        Matthew Danzig, Esq.
        Chelsea Darnell, Esq.